October 20, 2020

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Margaret Schwartz

Re:	Iterum Therapeutics plc
Registration Statement on Form S-1
File No. 333-249432
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iterum Therapeutics plc hereby requests acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-249432), as amended, so that it may become effective at 4:30 p.m., Eastern time, on October 22, 2020, or as soon as practicable thereafter.

Very truly yours, ITERUM THERAPEUTICS PLC

By:	/s/ Corey N. Fishman
	Name:	Corey N. Fishman
	Title:	Chief Executive Officer